February 16, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.

Washington, D.C. 20549-0406

Attention: Mr. Larry Spirgel
           Assistant Director

RE:   Gilman + Ciocia, Inc.
      Form 10-K for Fiscal Year Ended June 30, 2005
      Filed September 28, 2005

      Form 10-Q for Fiscal Quarter Ended September 30, 2005
      File No. 000-22996

Dear Mr. Spirgel:

This letter is being furnished in response to comments contained in the letter dated January 10, 2006 (the "Letter") from Larry Spirgel, Assistant Director, of the Staff (the "Staff") of the United States Securities and Exchange Commission (the "Commission") to Dennis Conroy, Chief Accounting Officer of Gilman + Ciocia, Inc. (the "Company") The comments of the Staff and the Company's responses are set forth below and are keyed to the sequential numbering of the comments and the headings used in the Letter.

Form 10-K for Fiscal Year Ended June 30, 2005

Report of Independent Registered Public Accounting Firm, page 32

1. Please have your auditor explain to you their consideration of SAS 59 in determining not to include going concern modifications in their audit report. In your response letter, please have your auditor explain how they addressed the following in making their determination:

      o     Your working capital deficit and shareholders' deficit as of June
            30, 2005

      o     Your operating loss for each of the previous three fiscal years.

      o The fact that you were in default of substantially all of your debt as of June 30, 2005.

      Please see the enclosed letter from Radin, Glass & Co., LLP.

Consolidated Statements of Operations, page 34

2. Explain to us the nature of your Salaries, Brokerage Fees and Licenses, Rent and Depreciation and Amortization line items and tell us your GAAP basis for not including them as part of Cost of Sales. Otherwise, please revise.

      The Staff is supplementally advised that the Company has included as Cost of Sales only its commission expense attributed to the revenues recorded, since commission expense is the single largest direct variable cost attributed to the sales recorded. Generally accepted accounting principles do not define which expenses to include or exclude from Cost of Sales. FASB Concepts Statement No. 3 - Elements of Financial Statements merely explains revenues and expenses. SEC Rule 210.5-03(b)2 discusses "Costs and expenses applicable to sales and revenues", with no clear definition of what is to be included in such cost category. Management of the Company determined that commission expense related to its revenues is the single best tool for determining the Company's profitability, and accordingly included in Cost of Sales commission expense only. The Company previously surveyed other public company filings and found similar presentations of Cost of Sales.

      Alternatively, a majority of the public company filings of companies in similar industries to the Company followed the [AICPA Broker Dealer format], which included no Cost of Sales category. This presentation, further supports there is no definitive rule as to which items to include in the Cost of Sales category. [The Company had filed its financial statements with the SEC using such presentation as suggested by the AICPA Broker Dealer guide through March 31, 2004.]

      The Company's tax preparation business is intended to generate leads for its financial planning business and all tax returns are assessed for potential sales opportunities. Commission expense related to the Company's tax preparation business is included in the commission expense line.

      During conversations with the Staff, the Company had been asked for additional information regarding rent, salaries, and brokerage fees.

      Rent expense for the Company is the expense related to the Company headquarters location and each of its retail tax and financial planning offices. The Company headquarters location processes transactions and monitors data for its field office locations.

      Salaries expense includes all headquarters staff, including senior management and salary expense related to administrative field office employees. Headquarters salaries expense is approximately $4.5 million per fiscal year while field office administrative staff expense is approximately $3.7 million per fiscal year.

      Brokerage fees includes all fees charged to the firm for clearing and processing transactions thru its clearing firm.

      Based on the Company's conversations with the Staff, any changes to the presentation will be carried out prospectively, effective with the Form 10Q for the quarter ended March 31, 2006.

Consolidated Statements of Cash Flows, page 36

3. Explain to us the nature of the line items Due from Office Sales and Receivables from officers, shareholders and employees and tell us your GAAP basis for including these line items in the operating activities section of your cash flow statements.

      The Staff is supplementally advised that, historically, the line item Due from Office Sales, in Company financial statements, which currently only represents receivables from office sales, was included in the line item Receivables from officers, shareholders and employees. Historically, this line item included receivables for loans given to new representatives as hiring incentives as well as other general loans given to employees which were clearly operational activities. The Company will revise future filings to include the line item Due from Office Sales in investing activities section of its cash flow statement.

Organization and Nature of Business, page 38

Advertising Expense, page 41

4. We note your statement in the middle of page 46, "Deferred expense consists primarily of advertising and is being amortized straight line over two years." Please tell us the nature of this advertising and explain to us in detail your consideration of SOP 93-7 in deciding to defer these costs and amortize them over a two year period.

      The Staff is supplementally advised that the nature of the advertising referred to is for a contract with the NY Mets for advertising rights for 2005 and 2006, which give the Company the right to advertise on signage at Shea Stadium during this period. The contract is payable over the same two-year period. In considering SOP 93-7, the Company concluded that this advertising expense should be capitalized under this statement. Per paragraph .44 of SOP 93-7, the cost of the advertising space should not be reported as advertising expense before the space is used.

6. Goodwill, page 47

5. Please explain to us in detail how you tested your goodwill for impairment for each period presented and tell us the specific GAAP guidance that you followed to perform the impairment tests. In addition, tell us how many reporting units you have for purposes of testing goodwill for impairment and how you identified these reporting units under the guidance in SFAS
      142. Further, explain to us the nature of PCS, Prime Financial Services, Inc. and AFP and tell us how you considered them in your identification of reporting units.

      The Staff is supplentally advised that for each year presented, the Company used an external valuation group, CBIZ, Inc., to test its goodwill for impairment, of which none resulted in an impairment to be recorded. The Company notes that the line item on the Consolidated Statements of Operations, Goodwill Impairment, should read Intangible Impairment. The scope of each valuation was to determine the fair value of the equity of the reporting unit subject to the provisions of SFAS No. 142 ("Step One Impairment Test").

      A copy of the valuation the Company consulted for in Fiscal year 2005 is attached.

      For purposes of testing goodwill for impairment, the Company concluded that it has a single reporting unit comprised of PCS, Prime Financial Services, Inc. and AFP, all of which have similar economic characteristics.

      All of the Company's financial planners are employees or independent contractors of the Company and registered representatives of Prime Capital Services, Inc. ("PCS"), a wholly owned subsidiary of the Company. PCS conducts a securities brokerage business providing regulatory oversight and products and sales support to its registered representatives, who provide investment products and services to their clients. PCS earns a share of commissions from the services that the financial planners provide to their clients in transactions for securities, insurance and related products. PCS is a registered securities broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company also has a wholly owned subsidiary, Asset & Financial Planning, Ltd. ("AFP"), which is registered with the SEC as an investment advisor. Almost all of the financial planners are also authorized agents of insurance underwriters. The Company is also a licensed mortgage broker. As a result, the Registrant also earns revenues from commissions for acting as an insurance agent and a mortgage broker. The Registrant has the capability of processing insurance business through Prime Financial Services, Inc. ("PFS"), its wholly owned subsidiary, which is a licensed insurance broker, as well as through other licensed insurance brokers. Most of the Company's tax preparers are also financial planners.

      SFAS No. 142 defines two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. These entities were all purchased by the Company from the same seller and all have similar economic characteristics. Specifically they all produce their revenue largely from the sale of investment products, share the same sales force and operational support staff, including executive management.

6. Intangible Assets, page 47

6. We note your statement "the Company performed the fair value impairment tests prescribed by SFAS No. 142 during the fiscal years ended June 30, 2005, 2004 and 2003. Given that these intangible assets are definite-lived, clarify for us why you performed the fair value impairment tests prescribed by SFAS 142. Explain to us in detail how you performed the impairment tests on your intangible assets for each period presented. In addition, tell us how you grouped your intangible assets for purposes of impairment testing using the guidance of paragraph 10 of SFAS 144.

      We supplementally advise the Staff that SFAS No. 142 states that definite-lived intangible assets shall be reviewed for impairment in accordance with SFAS No. 144 by applying the recognition and measurement provisions in paragraphs 7-24 of that Statement. Paragraph 7 of SFAS No. 144 states that an impairment loss shall be recognized only if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.

      The provisions of SFAS No. 144, Paragraph 8, state that long-lived assets shall be tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

      The provisions of SFAS No. 144, Paragraph 10, state that, for purposes of recognition and measurement of an impairment loss, a long-lived asset or assets shall be grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets and intangibles. The intangibles being tested by the Company are customer lists acquired from the single purchase of PCS, AFP and PFS, each of which generates identifiable cash flows independent of other assets and intangibles.

      At June 30, 2003, the Company identified several offices with current-period cash flow loss and therefore calculated estimates of future undiscounted cash flows expected to result at each of these offices. The Company, in determining the estimates for future undiscounted cash flows, considered factors such as the economic environment at the individual office locations and the Company's future target market area.

      As a result of this review, the Company recorded an impairment loss at June 30, 2003 in the amount of $371,000.

7. Further, refer to page 40 of your filing and explain to us how you determined the useful lives of your Customer lists and Independent Contractor Agreements of 5-20 years and 15 years respectively. In your response, please address how you considered the provisions of paragraph 11 of SFAS 142 in making these usefully life determinations.

      The Staff is supplementally advised that the provisions of SFAS No. 142, Paragraph 11, state that the useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity.

      The useful life of the Company's Independent Contractor Agreements was determined based on the historical longevity of the average Independent Contractor's tenure with the Company, adjusted to discount for 80% of the population who only produced 20% of the Company's revenue. Based on this analysis, the Company deemed the Independent Contractor Agreements to have a useful life of 15 years.

      The useful life of Customer Lists is based on the historical life of clients of the acquired tax practice at the time of acquisition with an allowance for attrition based on individual acquisition factors, such as whether or not the original owners would remain with the Company or not. Based on these facts and analysis, the Company deemed Customer Lists to have average useful lives of between 5 and 20 years.

      The Company's management is aware that this testing was done in 1999 and again in 2002, however, we have been unable to locate the report in time to include it with the Company response to the Commission.

      While no additional studies have been done, the Company's management continues to believe that these lives are appropriate.

Item 9A. Controls and Procedures, page 57

8. We note the last sentence on page 58; however, it is unclear to us whether your certifying officers concluded that your disclosure controls and procedures were effective or ineffective. In accordance with Rule 13(a) - 15 (e) of the Exchange Act, please revise to clearly state whether your certifying officers concluded that your disclosure controls and procedures were effective or ineffective as of the end of the period covered by this annual report. If your certifying officers concluded that your disclosure controls and procedures were effective, please explain to us in detail how they came to this conclusion given the material weakness identified by your auditors.

      The following is the Company's proposed revised controls and procedures disclosure section of the Company's Form 10K.

      In performing its audit of our Consolidated Financial Statements for Fiscal 2004, our independent auditors, Radin Glass, notified our Board of Directors of several reportable conditions in internal controls under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to the attention of our auditors relating to significant deficiencies in the design or operation of internal controls that, in their judgment, could adversely affect our ability to record, process, summarize, and report financial data consistent with the assertions of management in the consolidated financial statements. Radin Glass stated that, while none of the items identified by them individually are individually a material weakness, the combined effect of these issues and the inability to produce timely accurate financial statements is a material weakness.

      Although Radin Glass noted significant improvements in the structure of the accounting department, and designed its audit procedures to address the matters described below in order to obtain reasonable assurance that the financial statements are free of material misstatement and to issue an unqualified audit report, certain of the internal control deficiencies noted by Radin Glass had been noted in their internal control letter regarding the Company's Consolidated Financial Statements for Fiscal 2003.

      These significant deficiencies in the design and operation of our internal controls include the needs to hire additional staffing and change the structure of the finance/accounting department, to provide better coordination and communication between the legal and finance/accounting departments and to provide training to existing and new personnel in SEC reporting requirements; the lack of integration of the general ledger system with other recordkeeping systems, and the need for formal control systems for journal entries and closing procedures; the need to document internal controls over financial reporting; the needs to form an independent audit committee, to form an internal audit department and to implement budget and reporting procedures; and the need to provide internal review procedures for schedules, SEC reports and filings prior to submission to the auditors and/or filing with the SEC.

      Management believes that such deficiencies represent a material weakness in internal control over financial reporting that, by themselves or in combination, result in a more likelihood that a material misstatement in our financial statements will not be prevented or detected by our employees in the normal course of performing their assigned functions.

      The Company continues its efforts to remediate these conditions and has and will continue to implement enhanced procedures to accelerate improvement of its internal controls. For example, (a) the Company continues to implement specific changes in its internal controls with more formalized, structured and timely review and analysis of journal entries, accounting data and reports prepared, (b) has submitted SEC filings within the prescribed due dates for the last eight quarters, (c) hired a new General Counsel with SEC significant knowledge, replaced accounting staff and hired a Controller with SEC significant knowledge.

      A material weakness is defined as a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. While the Company did implement specific changes in its internal controls during the fourth quarter of Fiscal 2004, such as improvement in recording commissions earned and tax return billings, and regulatory filings now being filed within the prescribed due dates, such improvements were partially offset by declines in other areas.

      The Company's senior management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rule 13a-15 and 15d-15 under the Exchange Act) designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive officer or officers and principal financial officers, to allow timely decisions regarding required disclosure.

      The Company has carried out an evaluation under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Accounting Officer, of the disclosure controls and procedures of the Company as defined in Exchange Act Rule 13(a)-15(e). In designing and evaluating disclosure controls and procedures, the Company and its management recognize that any disclosure controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objective. Due to the material weakness in internal control over financial reporting previously noted and insufficient passage of time to test the enacted changes to determine if such changes are effective as at and prior to June 30, 2005, hence management concludes that the Company's disclosure controls and procedures are ineffective.

      Prospectively, the Company will modify its disclosure controls and procedures section as indicated in the revisions above or until such internal control remedies make the disclosure controls and procedures effective, or unless the Commission deems these changes significant for the Company to file an amended Form 10K.

Form 10-Q for the quarter ending September 30, 2005

1. Organization and Nature of Business, page 7

Stock-based Compensation, page 9

9. Please explain to us your consideration of SFAS 123(R) in the 1st quarter of your fiscal year 2006. Please note that SFAS 123(R) requires that compensation cost be recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered. In this regard, we note from page 53 of your 2005 10-K that you had unvested options outstanding as of June 30, 2005.

      The Staff is supplementally advised that, upon reviewing the option agreements relating to the unvested options outstanding at June 30, 2005, the Company has found that 140,000 options had actually vested by February 21, 2005. Additionally, by September 30, 2005, 125,000 options expired and 10,000 options were cancelled. Compensation expense related to the 10,000 options would have been less than $1,000 at September 30, 2005. Prospectively, the Company will record compensation expense and will improve its SFAS 123-R disclosure, to disclose the use of the Straight-Line Attribution method relating to these options vesting.

4. Commitments and Contingencies, page 10

Commitments, page 10

10. Please explain to us the nature of the clearing agreement that you renewed in September 2005, the amount that you paid for the clearing agreement, and your GAAP basis for capitalizing this amount.

      The Staff is supplementally advised that the Company did not pay cash for the clearing agreement. The Company entered into an agreement to clear securities on an introductory basis for a period of five years. In exchange for this long-term contract, the clearing firm provided the Company with several months of free transactions and business development credits. The capitalized amount is the sum of these transactions and credits and is being amortized over the life of the contract which is five years.

Item 4. Controls and Procedures, page 20

11. We note the 1st full paragraph on page 21; however, it is unclear to us whether your certifying officers concluded that your disclosure controls and procedures were effective or ineffective. In accordance with Rule 13(a) - 15 (e) of the Exchange Act, please revise to clearly state whether your certifying officers concluded that your disclosure controls and procedures were effective or ineffective as of the end of the period covered by this quarterly report. If your certifying officers concluded that your disclosure controls and procedures were effective, please explain to us in detail how they came to this conclusion given the material weakness identified by your auditor as part of their fiscal year 2005 audit.

      The following is the Company's proposed revised controls and procedures disclosure section of the Company's Form 10Q.

      In performing its audit of our Consolidated Financial Statements for Fiscal 2005, our independent auditors, Radin Glass & Co., LLP ("Radin Glass"), notified our Board of Directors of several reportable conditions in internal controls under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to the attention of our auditors relating to significant deficiencies in the design or operation of internal controls that, in their judgment, could adversely affect our ability to record, process, summarize, and report financial data consistent with the assertions of management in the consolidated financial statements. Radin Glass stated that, while none of the items identified by them individually are individually a material weakness, the combined effect of these issues and the inability to produce timely and accurate financial statements is a material weakness.

      Although Radin Glass noted significant improvements in the structure of the accounting department, and designed its audit procedures to address the matters described below in order to obtain reasonable assurance that the financial statements are free of material misstatement and to issue an unqualified audit report, certain of the internal control deficiencies noted by Radin Glass had been noted in their internal control letter regarding the Company's Consolidated Financial Statements for Fiscal 2004. In Fiscal 2005, Radin Glass, while noting some improvements have been made in the Company's internal controls, still identified a number of internal control deficiencies and the Company continues to work to remedy those deficiencies.

      These significant deficiencies in the design and operation of our internal controls included (i) the need to hire additional staffing and change the structure of the finance/accounting department in order to provide better coordination and communication between the legal and finance/accounting departments; (ii) the need to provide training to existing and new personnel in SEC reporting requirements; (iii) the lack of integration of the general ledger system with other recordkeeping systems; (iv) the need for formal control systems for journal entries and closing procedures; (v) the need to document internal controls over financial reporting; and (vi) the needs to form an independent audit committee, an internal audit department and to provide internal review procedures for schedules, SEC reports and filings prior to submission to the auditors and/or filing with the SEC.

      Management believes that such deficiencies represent a material weakness in internal control over financial reporting that, by themselves or in combination, result in a more likelihood that a material misstatement in our financial statements will not be prevented or detected by our employees in the normal course of performing their assigned functions.

      The Company continues its efforts to remediate these conditions and has and will continue to implement enhanced procedures to accelerate improvement of its internal controls. For example, (a) the Company continues to implement specific changes in its internal controls with more formalized, structured and timely review and analysis of journal entries, accounting data and reports prepared, (b) has submitted SEC filings within the prescribed due dates for the last eight quarters, (c) hired a new General Counsel with SEC significant knowledge, replaced accounting staff and hired a Controller with SEC significant knowledge.

      The Company's senior management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rule 13a-15 and 15d-15 under the Exchange Act) designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive officer or officers and principal financial officers, to allow timely decisions regarding required disclosure.

      The Company has carried out an evaluation as of the end of the quarter ended September 30, 2005 under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Accounting Officer, of the disclosure controls and procedures of the Company as defined in Exchange Act Rule 13(a)-15(e). In designing and evaluating disclosure controls and procedures, the Company and its management recognize that any disclosure controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objective. Due to the material weakness in internal control over financial reporting previously noted and insufficient passage of time to test the enacted changes to determine if such changes are effective as at and prior to September 30, 2005, hence management concludes that the Company's disclosure controls and procedures are ineffective.

      Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley"), and newly enacted SEC regulations have created additional compliance requirements for companies such as ours. We are committed to maintaining high standards of internal controls over financial reporting, corporate governance and public disclosure. As a result, we intend to invest appropriate resources to comply with evolving standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In particular, a great deal of management time and attention will be required to comply on a timely basis with the internal control requirements of
      Section 404 of Sarbanes-Oxley, and without significant additional staff or resources it will be difficult to achieve timely compliance.

      Except as described above, no change occurred in the Company's internal controls concerning financial reporting during the quarter ended September 30, 2005 that has materially affected or is reasonably likely to materially affect the Company's internal controls over financial reporting.

      Prospectively, the Company will modify its disclosure controls and procedures section as indicated in the revisions above or until such internal control remedies make the disclosure controls and procedures effective, or unless the Commission deems these changes significant for the Company to file an amended Form 10Q.

The Company acknowledges that:

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

      o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

      o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses above, please feel free to contact me at 845-471-4457.

Sincerely,


Dennis Conroy
Chief Accounting Officer
Gilman + Ciocia, Inc.

cc: Adam Washecka, Staff Accountant, US Securities and Exchange Commission
    Carlos Pacho, Senior Assistant Chief Accountant, US Securities and Exchange Commission
    Michael P. Ryan, President Gilman + Ciocia, Inc.
    Laurie A. Cerveny, Bingham McCutchen LLP
    Carlton Vogt, Sherb & Co

                                                    -----------------------
                                                    Radin, Glass & Co., LLP
                                                    -----------------------

                                                    Certified Public Accountants

rg                                                  360 Lexington Avenue
                                                    New York, NY  10017
                                                    www.radinglass.com
                                                    212.557.7505
                                                    Fax: 212.557.7591

                                                                January 19, 2006

Mr. Dennis Conroy, Chief Accounting Officer
Gilman + Ciocia, Inc.
11 Raymond  Avenue
Poughkeepsie, NY 12603

                             Re: Securities and Exchange letter January 10, 2006

Dear Dennis:

As you know, after consultations with you, Michael Ryan, and company counsel for both years ended June 30, 2004 and 2005, we did not require a modification in our report as to whether there was substantial doubt as to the ability of Gilman + Ciocia, Inc. (the "Company") to continue as a going concern. We also discussed the change with the Board of Directors. We had such a modification in our audit for the year ended June 30, 2003. After considering the following we determined that such a modification was no longer appropriate:

      1. While the Company's financial statements show a large deficit in both working capital and net worth, approximately one-half of the liabilities did not have to be paid in the twelve months from the balance sheet date. As indicated in Note 9 to the Financial Statements, the Travelers debt, of $4,709,387, and the related interest, can not be called as long as there is a default on the Wachovia debt. There is a Forbearance Agreement on collection of the $2,118,573 Wachovia debt, which agreement is described in the Notes to the Financial Statements. Other current liabilities, including accrued bonuses of $1,033,368, accrued interest of $1,278,943, due to related parties of $1,568,809, among others, are not anticipated to be paid in the twelve months from the balance sheet date. Further, the receivables are collected fairly quickly while there is a natural lag on payments for expenses, especially commissions. Giving effect to these items, there is only a small deficiency in working capital. We do not believe that the shareholders' deficit, in and of itself, indicates a substantial doubt as to the ability of the Company to continue as a going concern.

      2. While the Company has had operating losses in the last three years, an evaluation of such losses indicates that such historical losses in themselves do not result in a substantial doubt as to the ability of the Company to continue as a going concern. The loss of $7,834,173 for the fiscal year ended June 30, 2003 was in a period of transition during which new management had only recently come into control. Subsequent history indicates that losses of that magnitude have not continued. The loss of $1,036,690 for the fiscal year ended June 30, 2004 was net of $1,536,570 of depreciation and amortization, indicating that there was a small positive cash flow. For that year, the Statement of Cash Flows reported a negative cash flow of $3,094,452 primarily as a result of the paydown of accrued expenses from cash available from the settlement of sale of discontinued operations. The loss of $1,825,576 for the fiscal year ended June 30, 2005 was net of depreciation and amortization of $1,171,862. The cash flow from operations for that year was positive.

      3. We included in our evaluation the fact that the Company is a broker/dealer building up a significant portfolio under management (see Management's Discussion and Analysis of Financial Condition and Results of Operations - Item 7 of the Form 10-K). Those assets under management create on-going, recurring fees, which assets have a significant value in the market. The benefit of such assets is indicated by the new clearing agreement discussed below.

      4. At the time of the completion of our audit for the year ended June 30, 2005 the Company had finalized a new, multi-year clearing agreement, resulting in an up front payment, a short term reduction in fees, and an over all reduction in clearing fees. This agreement supported our belief that there was not a substantial doubt as to the ability of the Company to continue as a going concern in two ways: (a) the up front payment and clearing fee reduction indicated that a very knowledgeable supplier expected the Company to be sustainable over a long term, and (b) the agreement gave additional financing to the Company by a temporary reduction in clearing fees. The initial payment and short term fee reductions are both being amortized over the life of the clearing agreement.

      5. We received projections for the year ending June 30, 2006. As the projections were based on the new budgeting system that was intended only for the branches and not the home office, it contained a number of errors that we discussed with you at the time and included in our comments in our management letter. Using that projection, and correcting for the known errors and items not included, we concluded that, over the twelve months following the balance sheet date operations would break even, after payment of the required amount to Wachovia.

      6. Management has indicated both the willingness and ability to provide additional financing when needed. We verbally confirmed that in a meeting with Mr. Michael Ryan at the conclusion of the audit. A portion of such financing was in place by September 30, 2005.

      7. We have considerable faith in the ability of management to weather storms that may occur. These are by their nature not predictable but occur in any business. [For example, as a result of the hurricane in Florida in the first quarter of the year ended June 30, 2005, there was a significant temporary drop in revenues which the Company weathered appropriately.] At the time of our audit, we had been auditors for approximately two years, but I had been acquainted with the Company previously. I have developed faith in management's ability to deal with the problems that arise in the business. While this belief cannot be quantitatively expressed, it is important in the evaluation of whether there is a substantial doubt as to the ability of the Company to continue as a going concern. For example, in the past the Company has been able to sell individual branches. Branches could be sold to alleviate a cash crunch, although it would reduce the operations in the future.

Taking all of the above into consideration, we concluded that there was not a substantial doubt as to the ability of the Company to continue as a going concern.

We appreciate that this letter will be part of the Company's submission to the Securities and Exchange Commission as part of the response to the Staff's letter dated January 10, 2006. If you need any further information, please feel free to contact me.

Very truly yours,


Arthur J. Radin

================================================================================

                                 A VALUATION OF
                        THE PRIME CAPITAL REPORTING UNIT
                                       OF
                              GILMAN + CIOCIA, INC.

                                      as of

                                  JUNE 30, 2005

                           PRIVILEGED AND CONFIDENTIAL

               www.cbizvaluation.com [LOGO] info@cbizvaluation.com

                            CBIZ VALUATION GROUP, LLC
               VALUATION, FINANCIAL ADVISORY & LITIGATION SUPPORT

                     Atlanta    Chicago    Dallas    Princeton

Copyright(C) 2006 by CBIZ Valuation Group, LLC

================================================================================

                   [LETTERHEAD OF CBIZ VALUATION GROUP, LLC]

                           PRIVILEGED AND CONFIDENTIAL

January 27, 2006

Ms. Karen Fisher
Controller
Gilman + Ciocia, Inc.
11 Raymond Avenue
Poughkeepsie, NY 12603

Dear Ms. Fisher:

In accordance with your request, we are pleased to submit this report presenting our estimation of the fair value of the Prime Capital Reporting Unit ("Prime" or the "Reporting Unit") of Gilman + Ciocia, Inc. ("Gilman" or the "Company"). We understand that this valuation will be used to assist Gilman in complying with the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (the Statement) for financial reporting purposes. The effective date of this valuation is June 30, 2005 (the "Valuation Date").

PREMISE OF VALUE

The premise of value is fair value, which is defined as "the amount for which an asset (or liability) could be exchanged in a current transaction between knowledgeable, unrelated willing parties when neither party is acting under compulsion."

PURPOSE AND SCOPE

As part of adopting the Statement, an impairment test is required for each of a company's reporting units. The first step used to identify a potential impairment compares the fair value of a reporting unit to its carrying amount including goodwill. To facilitate this test, the scope of this valuation is the preparation, performance and documentation of the determination of the fair value of the equity of the Reporting Unit subject to the provisions of the Statement (the "Step One Impairment Test"). The scope of this valuation does not include the performance of any work beyond this fair value determination.

In conducting the valuation, our study included an analysis of the Reporting Unit's historical operating results, a review of the financial services industry, research of guideline companies and the Reporting Unit's expectation of future business operations.

For the purpose of this valuation, the Company management ("Management") provided us with unaudited financial statements of the Company for the periods ended June 30, 2002 through June 30, 2005. Furthermore, Management provided us with a projection of operations for the periods ending June 30, 2006 through June 30, 2010. The financial information provided is presented on an accrual

[LOGO] (R) Ms. Karen Fisher
           January 27, 2006
           Page 2

basis. We accepted these documents without further investigation as proper representations of the Company's operations. We have not independently investigated the accuracy or completeness of the data provided to us and express no opinion or other form of assurance regarding the accuracy or completeness of the data.

We utilized other sources of information including, but not limited to, economic, financial and industry data as published in Mercer Capital's National Economic Review, the Federal Reserve Statistical Release and business and trade journals. Other information was referenced from sources including Standard & Poor's (S&P) Research Insight database, Risk Management Associates (RMA) Annual Statement Studies and other sources.

BUSINESS ENVIRONMENT

Gilman, organized in 1981 and reorganized in 1993, provides federal, state and local tax preparation and financial planning services to individuals predominantly in the middle and upper income brackets. Gilman currently has over 30 offices operating in 6 states. To compliment its tax preparation services, Gilman also provides financial planning services to its tax preparation clients and others. These financial planning services include securities brokerage services, insurance and mortgage agency services.

FINANCIAL REVIEW

For the purpose of this valuation, we interviewed Company and Reporting Unit management, have examined Company and Reporting Unit documents and have analyzed the information provided in order to identify and thereby adjust items which can be deemed nonrecurring or extraordinary in nature. No adjustments were made to the comparative balance sheets and comparative statements of income.

Comparative balance sheets and comparative statements of normalized income are presented in Exhibits F and G, respectively.

VALUATION APPROACHES

Paragraphs 23 through 25 of the Statement provide guidance on performing the fair value test, i.e., "Best Methods." According to paragraph 23, quoted market prices are the best evidence of fair value and should be used as the basis for measurement, if available and representative of the fair value of the Reporting Unit. This paragraph also recognizes that the quoted stock market value of the Company (of which the Reporting Unit is a part) may not be the best indicator of the fair value of a reporting unit. Accordingly, the Statement also allows for the use of market multiples (paragraph 25) and present value techniques (paragraph 24), even indicating that a present value technique is "often the best available technique."

In determining the fair value of a particular reporting unit, especially one comprised solely of an acquired business, another reasonable method of computing fair value would be that of the original purchase analysis.

[LOGO] (R) Ms. Karen Fisher
           January 27, 2006
           Page 3

In considering this guidance, there are three conventional approaches to value: the income approach, the market approach and the cost approach. These three principal approaches to estimate fair value are summarized as follows:

      The income approach: is a general way of determining a value indication of a business, business ownership interest, security or asset using one or more methods that convert anticipated economic benefits into value. Under the income approach, value is measured as the present worth of anticipated future net cash flows generated by a business or asset.

      The market approach: is a general way of determining a value indication of a business, business ownership interest, security or asset by using one or more methods that compare the subject to similar businesses, business ownership interests, securities or assets that have been sold. The market approach is based on the principle of substitution, which reflects the premise that an informed investor would pay no more for a security or asset than he/she could pay for another security or asset of equal utility.

      The cost approach: is a general way of determining a valuation indication of a business, business ownership interest, security or asset using one or more methods based on the discrete cost of reproducing specific assets and liabilities. The cost approach is based on the assumption that a prudent investor would pay no more for a security or asset than the amount at which it could be replaced or reproduced.

Considering the guidance provided in the Statement and conventional valuation techniques, the income approach and the market approach were used. The cost approach was not appropriate and was not utilized.

INCOME APPROACH

The income approach is applicable in the determination of the fair value of an asset when future earnings derived from the manufacture and marketing of products or the provision of services are the main determinants of value, as is the case with the Reporting Unit. The income approach is based upon the present value of expected earnings.

For the purpose of this analysis, we utilized the discounted cash flow method. The discounted cash flow method is based upon converting expected cash flows to present value. Annual cash flows are estimated for each year of a defined multiyear period until the growth pattern becomes stable. The expected interim cash flows during this projection period are then discounted to present value. The value of the cash flows expected after the growth pattern becomes stable is calculated using an appropriate capitalization technique and then discounted.

The estimate of cash flows utilized in this analysis was prepared by Management and is presented on an unleveraged, debt-free basis with no deductions for interest or debt principal. This measure presents the cash flow available to both debt and equity investors. The discount rate applied to the cash flows is, therefore, based upon a market derived weighted average cost of capital (WACC) which takes into account the required rate of return for both debt and equity investors.

[LOGO] (R) Ms. Karen Fisher
           January 27, 2006
           Page 4

The derivation of the Reporting Unit's WACC is presented in Exhibit B. As the Reporting Unit's cash flows are generated throughout the year, the discount factor applied to cash flows has been calculated based upon a midyear convention.

Based upon the application of the income approach, as presented in Exhibit C, the indicated fair value of the equity of the Reporting Unit, as of June 30, 2005, is $16,700,000 (rounded).

MARKET APPROACH

The market approach is a general way of determining a value indication of a business, business ownership interest or security using one or more methods that compare the subject to similar businesses, business ownership interests and securities that have been sold. Examples of method considered in this approach include the prior or expected transaction method, the quoted price method, the merger and acquisition method and the public company method.

Prior or Expected Transaction Method

The prior or expected transaction method involves the analysis of the valuation approach used and implied value multiples indicated when a company either buys or is expected to sell a reporting unit or a significant component of a reporting unit.

The Company has not completed any timely transactions that would provide a meaningful indication of the value of the Reporting Unit, nor does the Company expect to sell the Reporting Unit in the foreseeable future. As such, we have not employed this method.

Quoted Price Method

The quoted price method is based upon the market value of the publicly-traded shares of the Company (of which the Reporting Unit is a part). The Company has three reportable segments, which differ from each other considerably with regard to their economic and operational characteristics. As such, the publicly-traded value of Company may not be the best indicator of fair value of the Reporting Unit. Additionally, the Company's stock is thinly traded, further reducing the reliability of the Company's publicly-traded value. Given these factors, we did not utilize the quoted price method in our analysis.

Merger and Acquisition Method

In the application of this method, we researched mergers and acquisitions of guideline publicly-held and privately-held companies.

Our research identified several recent transactions in the financial services industry that encompassed acquisitions of companies engaged in brokerage operations. Unfortunately, further specific financial details of the individual transactions were often not disclosed.

In applying relevant market multiples to the Reporting Unit, the median deal value to sales multiple for transactions occurring in 2003 up to the Valuation Date exhibited by the acquisition data provides the most reasonable comparison. However, we applied a multiple slightly below the median to the Reporting Unit based upon our informed judgment and given the fact that the Reporting Unit's profitability was inferior to that of the median acquired company.

[LOGO] (R) Ms. Karen Fisher
           January 27, 2006
           Page 5

Based upon the application of the merger and acquisition method, as presented in Exhibit D, the indicated fair value of the equity of the Reporting Unit, as of June 30, 2005, is $18,800,000 (rounded).

Public Company Method

This method is based upon transactions of minority-interests in publicly-traded companies (guideline companies) engaged in a line (or lines) of business similar to the Reporting Unit. The guideline companies considered in this analysis are American Express, CBIZ, Charles Schwab, H&R Block, NewMarket Corp. and Stifel Financial Corp. As the quoted price method has not been employed separately, Gilman was considered as a guideline company but was excluded from the analysis due to extremely thin trading volume.

Although the selected guideline companies differ in some respects from the Reporting Unit, they are generally influenced by similar business and economic conditions and are considered to offer alternative investment opportunities.

The financial statements of these guideline companies were analyzed and the financial ratios for the guideline companies indicating levels of liquidity, profitability, leverage and growth were compared to those of the Reporting Unit. After this comparative data was compiled, it was reduced to value indicators.

In applying relevant market multiples to the Reporting Unit, the low market value of invested capital (MVIC) to sales and MVIC to earnings before interest, taxes, depreciation and amortization (EBITDA) multiples exhibited by the guideline companies provide the most reasonable comparisons. However, we applied lower multiples to the Reporting Unit based upon our informed judgment and the following factors:

      o The guideline companies are more diversified with respect to business segments, product lines and geographic dispersion of customer base.

      o The financial performance of the Reporting Unit is inferior to that of the guideline companies.

      o The Reporting Unit is significantly smaller than the guideline companies.

Based upon the application of the public company method of the market approach, as presented in Exhibit E, the indicated fair value of the equity of the Reporting Unit, as of June 30, 2005, is $12,000,000 (rounded).

[LOGO] (R) Ms. Karen Fisher
           January 27, 2006
           Page 6

PREMIUM FOR CONTROL

Consistent with footnote 16 to paragraph 23 of the Statement and since Gilman maintains a controlling interest in the Reporting Unit, we must consider the application of a premium for control. This is appropriate because the income approach and market approach methods considered in this report may potentially indicate values on a minority-interest basis.

Premiums for control reflect the fact that a unit holder who owns a controlling interest in an entity can control day-to-day or long-range managerial decisions, impact future earnings, control efforts for growth potential, acquire or liquidate assets, control distributions or establish executive compensation. Premiums for control represent the additional value that an investor is willing to pay to receive the benefits of control.

To determine the premium for control applicable to the Reporting Unit, we relied on indications of such premiums from data on acquisition transactions. Although the underlying assets of the entities examined may differ from the underlying assets of the Reporting Unit, the relationship between the value of the interests with and without control can be used as an indication of the adjustment that is required to reflect the lack of control associated with the subject interest.

The public markets provide information on control premiums through acquisition transactions. When a publicly-traded company is acquired by another company or is taken private, the purchaser normally pays a premium for a controlling interest above the freely-traded, noncontrolling interest share price. This premium is referred to as a control premium.

Based upon the data analyzed as well as a comparison of the performance of the Reporting Unit relative to the guideline companies, we have determined that a premium for control of 5% is appropriate to apply to the public company method. The transactions utilized in the merger and acquisition method involved controlling-interests, so no premium is required. Lastly, based on the elements of control incorporated into the Reporting Unit's projections, no control premium has been applied to the conclusion of value indicated by the discounted cash flow method.

FAIR VALUE CONCLUSION

Three methods were utilized to value the Reporting Unit. In regard to weighing the conclusions rendered by the methods utilized, we considered the quality and the reliability of the data underlying each indication of value. The discounted cash flow method and the public company method provide more reliable indications of value and we have, therefore, placed greater emphasis upon the conclusion as rendered by these methods.

Based upon our analysis as presented in Exhibit A, the fair value of the equity of the Prime Capital Reporting Unit of Gilman, as of June 30, 2005, is reasonably represented in the rounded amount of:

                                   $15,000,000
                             FIFTEEN MILLION DOLLARS

[LOGO] (R) Ms. Karen Fisher
           January 27, 2006
           Page 7

We are independent of the Reporting Unit and the Company and have no current or prospective interest in the subject assets. Our compensation for this valuation is not based or contingent on the values determined.

This analysis is intended to comply with generally accepted valuation methods as promulgated by the Uniform Standards of Professional Appraisal Practice (USPAP) and the American Society of Appraisers. This report presents only summary discussions of the data, reasoning and analyses used in the valuation process to develop our opinion(s) of value and is expressly subject to the Terms and Conditions included in our engagement letter and the Assumptions and Limiting Conditions contained in this report.

Thank you for this opportunity to be of service to you.

Respectfully submitted,


/s/ CBIZ VALUATION GROUP, LLC

CBIZ VALUATION GROUP, LLC

[LOGO] (R) ASSUMPTIONS AND LIMITING CONDITIONS

                       ASSUMPTIONS AND LIMITING CONDITIONS

This valuation by CBIZ Valuation Group, LLC ("CBIZ") is subject to and governed by the following Assumptions and Limiting Conditions and other terms, assumptions and conditions contained in the engagement letter.

LIMITATION ON DISTRIBUTION AND USE

The report, the final estimate of value, and the prospective financial analyses included therein are intended solely for the information of the person or persons to whom they are addressed and solely for the purposes stated; they should not be relied upon for any other purpose, and no party other than the Company may rely on them for any purpose whatsoever. Neither the valuation report, its contents, nor any reference to the appraiser or CBIZ may be referred to or quoted in any registration statement, prospectus, offering memorandum, sales brochure, other appraisal, loan or other agreement or document given to third parties without our prior written consent. In addition, except as set forth in the report, our analysis and report are not intended for general circulation or publication, nor are they to be reproduced or distributed to third parties without our prior written consent; provided, however, that if CBIZ fails to inform the Company whether CBIZ will provide such consent within five
(5) business days after receiving the Company's request thereof, then CBIZ's consent shall be deemed conclusively to have been provided without any further action by the Company or CBIZ.

As required by new U.S. Treasury rules, we inform you that, unless expressly stated otherwise, any U.S. federal tax advice contained in this report, including attachments, is not intended or written to be used, and cannot be used, by any person for the purpose of avoiding any penalties that may be imposed by the Internal Revenue Service.

NOT A FAIRNESS OPINION

Neither our opinion nor our report are to be construed as an opinion of the fairness of an actual or proposed transaction, a solvency opinion, or an investment recommendation, but, instead, are the expression of our determination of the fair value between a hypothetical willing buyer and a hypothetical willing seller in an assumed transaction on an assumed valuation date where both the buyer and the seller have reasonable knowledge of the relevant facts.

OPERATIONAL ASSUMPTIONS

Unless stated otherwise, our analysis (i) assumes that, as of the valuation date, the Company and its assets will continue to operate as configured as a going concern, (ii) is based on the past, present and future projected financial condition of the Company and its assets as of the valuation date, and (iii) assumes that the Company has no undisclosed real or contingent assets or liabilities, other than in the ordinary course of business, that would have a material effect on our analysis.

[LOGO] (R) ASSUMPTIONS AND LIMITING CONDITIONS

COMPETENT MANAGEMENT ASSUMED

It should be specifically noted that the valuation assumes the property will be competently managed and maintained over the expected period of ownership. This appraisal engagement does not entail an evaluation of management's effectiveness, nor are we responsible for future marketing efforts and other management or ownership actions upon which actual results will depend.

NO OBLIGATION TO PROVIDE SERVICES AFTER COMPLETION

Valuation assignments are accepted with the understanding that there is no obligation to furnish services after completion of this engagement. If the need for subsequent services related to a valuation assignment (e.g., including testimony, preparation for testimony, other activity compelled by legal process, updates, conferences, reprint or copy services, document production or interrogatory response preparation, whether by request of the Company or by subpoena or other legal process initiated by a party other than the Company) is requested, special arrangements for such services acceptable to CBIZ must be made in advance. CBIZ reserves the right to make adjustments to the analysis, opinion and conclusion set forth in the report as we deem reasonably necessary based upon consideration of additional or more reliable data that may become available.

NO OPINION IS RENDERED AS TO LEGAL FEE OR PROPERTY TITLE

No opinion is rendered as to legal fee or property title. No opinion is intended in matters that require legal, engineering or other professional advice that has been or will be obtained from professional sources.

LIENS AND ENCUMBRANCES

We will give no consideration to liens or encumbrances except as specifically stated. We will assume that all required licenses and permits are in full force and effect, and we make no independent on-site tests to identify the presence of any potential environmental risks. We assume no responsibility for the acceptability of the valuation approaches used in our report as legal evidence in any particular court or jurisdiction.

INFORMATION PROVIDED BY OTHERS

Information furnished by others is presumed to be reliable; no responsibility, whether legal or otherwise, is assumed for its accuracy and cannot be guaranteed as being certain. All financial data, operating histories and other data relating to income and expenses attributed to the business have been provided by management or its representatives and have been accepted without further verification except as specifically stated in the report.

[LOGO] (R) ASSUMPTIONS AND LIMITING CONDITIONS

PROSPECTIVE FINANCIAL INFORMATION

Valuation reports may contain prospective financial information, estimates or opinions that represent reasonable expectations at a particular point in time, but such information, estimates or opinions are not offered as forecasts, prospective financial statements or opinions, predictions or as assurances that a particular level of income or profit will be achieved, that events will occur or that a particular price will be offered or accepted. Actual results achieved during the period covered by our prospective financial analysis will vary from those described in our report, and the variations may be material.

Any use of management's projections or forecasts in our analysis will not constitute an examination, review or compilation of prospective financial statements in accordance with standards established by the American Institute of Certified Public Accountants (AICPA). We will not express an opinion or any other form of assurance on the reasonableness of the underlying assumptions or whether any of the prospective financial statements, if used, are presented in conformity with AICPA presentation guidelines.

GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the laws of the State of Ohio, without regard to conflicts of law principles. The parties hereby irrevocably submit to the jurisdiction of the federal or state courts in the State of Ohio, specifically and exclusively in the Cuyahoga County Court of Common Pleas or the Federal District Court for the Northern District of Ohio, over any dispute or proceeding arising out of this Agreement and agree that all claims in respect of such dispute or proceeding shall be heard and determined in such court. The parties to this Agreement hereby irrevocably waive, to the fullest extent permitted by applicable law, any objection that they may have to the venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute.

[LOGO] (R) SUMMARY OF EXHIBITS

CORRELATION AND CONCLUSION OF VALUE..........................................  A
INCOME APPROACH
     DETERMINATION OF WEIGHTED AVERAGE COST OF CAPITAL.......................  B
     DISCOUNTED CASH FLOW METHOD.............................................  C
MARKET APPROACH
     MERGER & ACQUISITION METHOD.............................................  D
     PUBLIC COMPANY METHOD...................................................  E
FINANCIAL REVIEW
     COMPARATIVE BALANCE SHEET...............................................  F
     COMPARATIVE STATEMENTS OF INCOME........................................  G

[LOGO] (R)

                                    EXHIBIT A
                       CORRELATION AND CONCLUSION OF VALUE

[LOGO] (R)

--------------------------------------------------------------------------------
EXHIBIT A

GILMAN + CIOCIA, INC. - PRIME CAPITAL REPORTING UNIT
CORRELATION AND CONCLUSION

--------------------------------------------------------------------------------

                                    Equity       Premium for     Indicated                     Contributed
Approach                            Value    X     Control   =     Value    X    Weighting  =     Value
-----------------------------    -----------    ------------    -----------    ------------    -----------

INCOME APPROACH
  Discounted Cash Flow Method    $16,700,000         0%         $16,700,000         50%        $ 8,350,000

MARKET APPROACH
  Merger & Acquisition Method     18,800,000         0%          18,800,000          5%            940,000
  Public Company Method .....     12,000,000         5%          12,600,000         45%          5,670,000

                                                                               ------------    -----------
EQUITY VALUE                                                                       100%         14,960,000

ROUNDED EQUITY VALUE                                                                           $15,000,000
                                                                                               ===========

[LOGO] (R)

                                    EXHIBIT B
                                 INCOME APPROACH
                    DETERMINATION OF WEIGHTED AVERAGE COST OF
                                     CAPITAL

[LOGO] (R)

--------------------------------------------------------------------------------
EXHIBIT B

GILMAN + CIOCIA, INC. - PRIME CAPITAL REPORTING UNIT
INCOME APPROACH
DISCOUNT RATE
WEIGHTED AVERAGE COST OF CAPITAL
--------------------------------------------------------------------------------


                                             CAPITAL STRUCTURE

            EQUITY PERCENT (E)                                                                85.0%
            DEBT FINANCING (D)                                                                15.0% (1)

                                         DEBT RATE DERIVATION (Kd)
                                                Kd=Kb*(1-T)

            Borrowing Debt Rate (Kb)                                                          8.80% (2)
             Effective Tax Rate (T)                                                           39.0% (3)
             Tax Affected Debt Rate(Kd)
                                                                                  ----------------
            Kd= Kb*(1-T)                                                                       5.4%
                                                                                  ----------------

                                    EQUITY DISCOUNT RATE DERIVATION (Ke)
                                              Ke=Kf+B(Kmp) +Ku

            Safe Rate (Kf) - 20 year Constant Maturities                                       4.3% (4)

            Beta (B)                                                     0.7                        (5)

             times Market Premium (Kmp)                                  5.0%                       (6)
                                                            ----------------

            B(Kmp)=                                                                            3.3%

            Business-Specific/Unsystemmatic Risk Premium (Ku)                                 12.0% (7)

            EQUITY DISCOUNT RATE (Ke)
                                                                                  ----------------
            Ke=Kf+B(Kmp)+Ku                                                                   19.6%
                                                                                  ----------------

                                      WEIGHTED AVERAGE COST OF CAPITAL

                                         Required              Capital                Weighted
                                      Rate of Return          Structure            Rate of Return
                                      --------------          ---------           ----------------
            EQUITY                        19.6%                 85.0%                         16.7%

            DEBT                           5.4%                 15.0%                          0.8%

            WACC ((D)(Kd)+(Ke)(E))                                                            17.5%
                                                                                  ----------------
            ROUNDED                                                                           17.0%
                                                                                  ----------------

                                     TERMINAL VALUE CAPITALIZATION RATE

            WACC                                                                              17.0%
            MINUS;
             Long-Term Growth Rate                                                             3.0% (8)
                                                                                  ----------------
            CAPITALIZATION RATE (Rounded)                                                     14.0%
                                                                                  ================

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--------------------------------------------------------------------------------
EXHIBIT B
continued
GILMAN + CIOCIA, INC. - PRIME CAPITAL REPORTING UNIT
INCOME APPROACH
DISCOUNT RATE
WEIGHTED AVERAGE COST OF CAPITAL NOTES
--------------------------------------------------------------------------------

      (1)   The industry capital structure was determined as follows:

            Source:                                                                  % Debt
            ----------------------                                                   --------------

            Ibbotson Associates Data:  (5-year averages)
            SIC 7200 Median                                                                  40.4%
            SIC 7200 SIC Composite                                                           27.9%
            SIC 6211 Median                                                                  29.4%
            SIC 6211 SIC Composite                                                           85.3%
            Guideline Company Data:
            Low                                                                               8.5%
            Median                                                                           23.2%
            High                                                                             43.0%

            Conclude                                                                                      15.0%

      (2) The cost of debt for the Company was considered equivalent to the current Baa bond rate plus additional risk.

                                       Baa rate (A)                         5.81%
                                       Risk Premium (B)                      3.0%
                                                                ----------------
                                       Total (Rounded)                                                    8.80%

            (A) From Federal Statistical Release dated 7/5/2005, as of 6/30/2005
            (B) Based on incremental credit risk.

      (3)   Represents the average total tax rate for the Company including
            state and federal graduated rates                                                             39.0%

            As the interest on debt is tax deductible, the cost of debt in (2) will be tax affected by the overall tax rate

      (4)   Risk-free Rate
            20-year U.S. Treasury Constant Maturities C                                                   4.28%
                (C) represents yield on actively traded securities adjusted to constant maturity of 20 years from Federal Statistical
                    Release dated 7/05/2003, as of 6/30/2005

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--------------------------------------------------------------------------------
EXHIBIT B
continued
GILMAN + CIOCIA, INC. - PRIME CAPITAL REPORTING UNIT
INCOME APPROACH
DISCOUNT RATE
WEIGHTED AVERAGE COST OF CAPITAL NOTES
--------------------------------------------------------------------------------

      (5)   Beta

                  This is a statistical measure that measures the systematic risk of a particular security relative to the systematic risk of a market portfolio.

                  Unlevered Beta

                  Source:
                  ----------------------

                  Ibbotson Associates Data:
                  SIC 7200 Median                                                                        0.4
                  SIC 7200 SIC Composite                                                                 0.4
                  SIC 6211 Median                                                                        0.8
                  SIC 6211 SIC Composite                                                                 0.3
                  Ibbotson Decile Beta                                    10th Decile                    1.4
                  Ibbotson Quartile Beta                      Micro-Cap 9-10th Deciles                   1.4

                  Guideline Company Data:
                  Low                                                                                    0.2
                  Median                                                                                 0.7
                  High                                                                                   1.8

                  Concluded Unlevered Beta (UB)                                                                       0.6

                  Relevered Beta (B)

                  Concluded Unlevered Beta (UB)                                              0.6
                  Concluded Tax Rate (T)                                                    39.0%
                  Concluded Debt/Equity Ratio (D/E)                                         17.6%

                  Concluded Beta (B) (B= UB*[1+(1-T)*(D/E)])                                                          0.7

      (6)   The Equity Risk Premium selection is based upon a number of factors such as (i) a study at the University of Chicago by James H. Lorie and Lawrence Fisher, "Rates of Return on Investments in Common
            Stock" 1964, (ii) the work done by Ibbotson Associates, Inc. in the widely published, "Stocks, Bonds, Bills and Inflation 2005
            Yearbook," (iii) other published studies; and (iv) our informed
            judgement.                                                                                                5.0%

      (7) Business specific risk addresses the business or unsystematic risk premium associated with the Company. The following factors were considered:

                  Company is smaller than Ibbotson Small Company Decile 10
                  Growth
                  Capital Access
                  Confidence in Financials
                  Track Record
                  Total business specific risk, based on our informed judgment, is estimated to be:                  12.0%

      (8)   Represents the expected long-term sustainable growth rate for the Company                                 3.0%

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                                    EXHIBIT C
                                 INCOME APPROACH
                           DISCOUNTED CASH FLOW METHOD

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--------------------------------------------------------------------------------
EXHIBIT C

GILMAN + CIOCIA, INC. - PRIME CAPITAL REPORTING UNIT
INCOME APPROACH
DISCOUNTED CASH FLOW METHOD
--------------------------------------------------------------------------------

                                           -------------------------------------------------------------------
                                                                    P r o j e c t e d
                                           -------------------------------------------------------------------

                                             12 Months     12 Months     12 Months     12 Months     12 Months
                                                Ending        Ending        Ending        Ending        Ending
                                              06/30/06      06/30/07      06/30/08      06/30/09      06/30/10
                                           -------------------------------------------------------------------
TOTAL REVENUES                             $53,943,800   $59,338,180   $65,271,998   $69,841,038   $73,333,090

OPERATING EXPENSES                          53,482,844    54,887,817    60,376,598    64,602,960    67,833,108
                                           -------------------------------------------------------------------
      OPERATING INCOME                         460,956     4,450,364     4,895,400     5,238,078     5,499,982

OTHER INCOME (EXPENSE)
      Interest Income                               --            --            --            --            --
      Interest Expense (Short-term)                 --            --            --            --            --
      Depreciation                             (40,000)     (105,200)     (146,756)     (174,199)     (202,465)
      Amortization                            (234,000)     (234,000)     (234,000)           --            --
                                           -------------------------------------------------------------------
      TOTAL OTHER INCOME (EXPENSE)            (274,000)     (339,200)     (380,756)     (174,199)     (202,465)
                                           -------------------------------------------------------------------

EARNINGS BEFORE INTEREST, TAXES,
DEPRECIATION AND AMORTIZATION (EBITDA)         460,956     4,450,364     4,895,400     5,238,078     5,499,982
                                                                                                                 Long
INCOME BEFORE TAXES                            186,956     4,111,164     4,514,644     5,063,879     5,297,517   Term
PROVISION FOR INCOME TAXES                      64,716     1,601,298     1,758,454     1,972,381     2,063,383  Growth
                                           -------------------------------------------------------------------  ------
INCOME AFTER TAXES                             122,240     2,509,865     2,756,190     3,091,498     3,234,134    3.0%  $ 3,331,158

PLUS (MINUS):
      Depreciation & Amortization              274,000       339,200       380,756       174,199       202,465                   --
      Debt-Free Working Capital Additions   (1,720,300)     (215,775)     (237,353)     (182,762)     (139,682)             (88,000)
      Capital Expenditures                    (200,000)     (206,000)     (212,180)     (218,545)     (225,102)                  --
                                           -------------------------------------------------------------------          -----------
      NET CASH FLOW                         (1,524,060)    2,427,290     2,687,413     2,864,390     3,071,815          $ 3,243,159
                                           -------------------------------------------------------------------          -----------

Divided by Capitalization Rate                                                                                                 14.0%
                                                                                                                        -----------
Terminal Value                                                                                                          $23,165,421

Discount Rate                                     17.0%
Years to Discount                                 0.50          1.50          2.50          3.50          4.50                 4.50
Discount Factor                                 0.9245        0.7902        0.6754        0.5772        0.4934               0.4934
                                           --------------------------------------------------------------------         -----------
Present Values                              (1,408,993)    1,918,045     1,815,079     1,653,326     1,515,634           11,429,819

Sum of Present Values of Interim
Cash Flows                                   5,493,089
Present Value of Terminal Value             11,429,819
                                           -----------
Business Enterprise Value                   16,922,908

Minus: Capitalization Financing
(Term Debt)                                    185,870
                                           -----------

Equity Value                                16,737,038

Rounded Equity Value                       $16,700,000
                                           ===========

The comments and assumptions contained in the report which this accompanies are an integral part of this prospective financial analysis.
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                                    EXHIBIT D
                                 MARKET APPROACH
                           MERGER & AQUISITION METHOD

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--------------------------------------------------------------------------------
EXHIBIT D

GILMAN + CIOCIA, INC. - PRIME CAPITAL REPORTING UNIT
MARKET APPROACH
MERGER & ACQUISITION METHOD
CONCLUSION

--------------------------------------------------------------------------------

                                                         Indicated                        Indicated                      Contributed
                            Indicated      Company       Invested      Capitalization    Stockholders'                     Equity
                             Multiple  X Performance  =   Capital    -   Financing     =    Equity      X    Weight    =    Value
                           ----------    -----------    -----------    --------------    -------------    -----------    -----------

MARKET VALUE INVESTED CAPITAL (MVIC) MULTIPLES:

Revenues:
  Current                         0.4    $47,515,595    $19,006,238    $      185,870    $  18,820,368            100%   $18,820,368
                                                                                                          -----------    -----------
Equity Value                                                                                                      100%   $18,820,368
                                                                                                                         -----------
Rounded Equity Value                                                                                                     $18,800,000
                                                                                                                         ===========

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                                    EXHIBIT E
                                 MARKET APPROACH
                              PUBLIC COMPANY METHOD

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--------------------------------------------------------------------------------
EXHIBIT E

GILMAN + CIOCIA, INC. - PRIME CAPITAL REPORTING UNIT
MARKET APPROACH
PUBLIC COMPANY METHOD
CONCLUSION

--------------------------------------------------------------------------------

                                         One minus                                                    Indicated
                        Selected         Adjustment        Indicated           Company                Invested
                        Multiple     x     Factor      =    Multiple  x      Performance      =        Capital
                      --------------    --------------    -----------    --------------------    --------------------

MARKET VALUE INVESTED CAPITAL (MVIC) MULTIPLES:

Revenues:
  Current                       0.5             30.0%            0.3     $         47,515,595    $         14,254,679

EBITDA:
  Current                       5.0             10.0%            4.5                1,664,833               7,491,748


                                             Indicated                         Contributed
                      Capitalization        Stockholders'                         Equity
                   -     Financing     =       Equity        x   Weight   =       Value
                      ----------------    ------------------    ---------    ----------------

Revenues:
  Current             $        185,870    $       14,068,809       70%       $      9,848,166

EBITDA:
  Current                      185,870             7,305,878       30%              2,191,763
                                                                ---------    ----------------
Equity Value                                                      100%       $     12,039,929
                                                                             ----------------
Rounded Equity Value                                                         $     12,000,000
                                                                             ================

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                                    EXHIBIT F
                                FINANCIAL REVIEW
                            COMPARATIVE BALANCE SHEET

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--------------------------------------------------------------------------------
EXHIBIT F

GILMAN + CIOCIA, INC. - PRIME CAPITAL REPORTING UNIT
COMPARATIVE BALANCE SHEETS

--------------------------------------------------------------------------------

Statement Type:                                        Unaudited        Unaudited       Unaudited       Unaudited
Basis:                                                   Accrual          Accrual         Accrual         Accrual
                                                           As of            As of           As of           As of
                                                        06/30/02         06/30/03        06/30/04        06/30/05
                                                    -------------------------------------------------------------
ASSETS:
CURRENT ASSETS
     Cash and Cash Equivalents                      $      4,156     $  1,352,482    $  1,632,426    $    732,549
     Accts. Receivable                                   280,366        4,532,180       4,091,008       2,973,814
     Inventories                                              --               --              --              --
     Loans Receivable                                    147,842          279,919         274,820         309,481
     Prepaid Expenses                                     83,072          375,016         151,358          33,099
     Income Tax Receivable                               371,186          371,186              --              --
     Other Current Assets                                     --               --              --              --
                                                    -------------------------------------------------------------
     TOTAL CURRENT ASSETS                                886,622        6,910,783       6,149,612       4,048,942
                                                    -------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT, Cost                    1,544,328        1,544,328            --         1,579,130
     Less; Acc. Depreciation                             685,823          685,822            --         1,099,164
                                                    -------------------------------------------------------------
     PROPERTY, PLANT AND EQUIPMENT, Net                  858,505          858,505         606,319         479,966
                                                    -------------------------------------------------------------

OTHER ASSETS
     L/T Debt                                            330,966               --              --         221,599
     Due from Subs                                     4,760,672        5,476,346              --       6,682,305
     Allowances for Doubtful Accounting                 (185,260)              --              --        (244,080)
     Amortizable Intangible Assets                       460,337        2,991,198       2,631,120       2,397,014
     Nonamortizable Intangible Assets & Goodwill         310,769        3,547,836       3,484,851       3,390,373
     Other                                                79,818          225,523       5,360,007          41,393
                                                    -------------------------------------------------------------
     TOTAL OTHER ASSETS                                5,757,303       12,240,903      11,475,978      12,488,603
                                                    -------------------------------------------------------------

                                                    -------------------------------------------------------------
TOTAL ASSETS                                        $  7,502,430     $ 20,010,191    $ 18,231,909    $ 17,017,511
                                                    =============================================================

LIABILITIES AND EQUITY:
CURRENT LIABILITIES
     Current Portion of Long Term Debt              $    172,020     $    434,954    $    143,036    $     50,420
     Note Payable                                         85,767               --              --           8,200
     Accrued Liabilities                                 805,009        6,329,464       4,649,831       3,221,999
     Trade Accounts Payable                              311,180               --              --         350,016
     Contingent Client Settlements                        81,025               --              --              --
     Other Current Liabilities                           791,483           20,000          20,000          31,275
                                                    -------------------------------------------------------------
     TOTAL CURRENT LIABILITIES                         2,246,483        6,784,418       4,812,867       3,661,911
                                                    -------------------------------------------------------------

LONG-TERM LIABILITIES
     Long-Term Debt                                      207,087          207,087         127,250         127,250
     Deferred Income Taxes                                    --               --              --              --
     Minority Interest                                        --               --              --              --
     Other Non-Current Liabilities                            --               --              --              --
                                                    -------------------------------------------------------------
     LONG-TERM LIABILITIES                               207,087          207,087         127,250         127,250
                                                    -------------------------------------------------------------

EQUITY
     Preferred Stock                                          --               --              --              --
     Capital Stock                                        (1,515)              --              --               0
     Paid-in Capital                                   5,706,788       10,299,181      10,299,181      10,299,181
     Retained Earnings, net                             (656,414)       2,719,505       2,992,611       2,929,169
     Treasury Stock                                           --               --              --              --
                                                    -------------------------------------------------------------
     TOTAL EQUITY                                      5,048,860       13,018,686      13,291,792      13,228,350
                                                    -------------------------------------------------------------

TOTAL LIABILITIES AND
                                                    -------------------------------------------------------------
     STOCKHOLDERS' EQUITY                           $  7,502,430     $ 20,010,191    $ 18,231,909    $ 17,017,511
                                                    =============================================================

This schedule was compiled from financial information provided by the client or outside sources. CBIZ Valuation Group assumes no responsibility for the accuracy or completeness of such information.

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                                    EXHIBIT G
                                FINANCIAL REVIEW
                        COMPARATIVE STATEMENTS OF INCOME

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--------------------------------------------------------------------------------
EXHIBIT G

GILMAN + CIOCIA, INC. - PRIME CAPITAL REPORTING UNIT
COMPARATIVE STATEMENTS OF INCOME

--------------------------------------------------------------------------------

Statement Type:                              Unaudited        Unaudited        Unaudited        Unaudited
Basis:                                         Accrual          Accrual          Accrual          Accrual

                                           Fiscal Year      Fiscal Year      Fiscal Year      Fiscal Year
                                                 Ended            Ended            Ended            Ended
                                              06/30/02         06/30/03         06/30/04         06/30/05
                                          ---------------------------------------------------------------
TOTAL REVENUES                            $ 63,690,777     $ 51,408,371     $ 50,997,344     $ 47,515,595

OPERATING EXPENSES                          64,842,198       49,461,528       38,466,356       33,629,006
                                          ---------------------------------------------------------------
     OPERATING INCOME                       (1,151,420)       1,946,842       12,530,989       13,886,589

OTHER INCOME (EXPENSE)
     Interest Income                         2,163,690           36,343              (86)             219
     Interest Expense                          (78,660)         (83,518)         (98,636)         (38,837)
     Depreciation                             (275,209)        (232,899)              --         (126,354)
     Amortization                             (361,352)        (482,549)        (710,051)        (328,585)
     Other Income                             (957,031)              --               --               --
     Management Fee                         (1,650,000)              --        (12,077,377)   (12,221,976)
                                          ---------------------------------------------------------------
     TOTAL OTHER INCOME (EXPENSE)           (1,158,562)        (762,623)     (12,886,151)     (12,715,531)
                                          ---------------------------------------------------------------

EARNINGS BEFORE INTEREST, TAXES,
 DEPRECIATION AND AMORTIZATION (EBITDA)     (1,594,761)       1,983,186          453,525        1,664,833

INCOME BEFORE TAXES                       $ (2,309,983)    $  1,184,220     $   (355,162)    $  1,171,058
                                          ===============================================================

This schedule was compiled from financial information provided by the client or outside sources. CBIZ Valuation Group assumes no responsibility for the accuracy or completeness of such information.